# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Metsera, Inc., CIK 0002040807
CUSIP: 59267L107
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007
Date of event which requires filing of this statement: 02/03/2025
Filed by CIK 0001906837
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road Suite 1025, Chicago, Illinois (IL), 60631, (773)380-6600

## Reporting persons
- ARCH Venture Fund XII, L.P. (CIK 0001906837): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- ARCH Venture Partners XII, L.P. (CIK 0001979765): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- ARCH Venture Partners XII, LLC (CIK 0001979548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- ARCH Venture Fund XIII, L.P. (CIK 0002006772): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- ARCH Venture Partners XIII, L.P. (CIK 0002016083): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- ARCH Venture Partners XIII, LLC (CIK 0002016082): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- Kristina Burow (CIK 0001569248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 12,412; shared voting power 26,816,808; sole dispositive power 12,412; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,829,220 (25.5% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- Steven Gillis (CIK 0001229592): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,816,808; sole dispositive power 0; shared dispositive power 26,816,808; aggregate amount beneficially owned 26,816,808 (25.5% of the class)
- Paul Berns (CIK 0001202769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 976,178; shared voting power 8,313,680; sole dispositive power 976,178; shared dispositive power 8,313,680; aggregate amount beneficially owned 9,289,858 (8.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Metsera, Inc.
Address of issuer's principal executive offices: 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007
Comment: This statement relates to the Common Stock, $0.00001 par value per share (the "Common Stock"), of Metsera, Inc. (the "Issuer") having its principal executive office at 3 World Trade Center, 175 Greenwich Street, New York, NY, 10007 USA.

## Item 2. Identity and Background
Name of person filing: (a) This statement is being filed by (1) ARCH Venture Fund XII, L.P. ("AVF XII"), (2) ARCH Venture Partners XII, L.P. ("AVP XII LP") which is the sole general partner of AVF XII, (3) ARCH Venture Partners XII, LLC ("AVP XII LLC") which is the sole general partner of AVP XII LP, (4) ARCH Venture Fund XIII, L.P. ("AVF XIII"), (5) ARCH Venture Partners XIII, L.P. ("AVP XIII LP") which is the sole general partner of AVF XIII, (6) ARCH Venture Partners XIII, LLC ("AVP XIII LLC") which is the sole general partner of AVP XIII LP, (7) Keith Crandell ("Crandell"), (8) Robert Nelsen ("Nelsen"), (9) Kristina Burow ("Burow"), (10) Steven Gillis ("Gillis"), and (11) Paul Berns ("Berns"). Gillis, together with Nelsen, Crandell and Burow, are referred to collectively the "AVP XII Investment Committee Members"). Berns, together with Nelsen, Crandell, Gillis and Burow are referred to collectively the "AVP XIII Investment Committee Members". Each of the individuals and entities above shall be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address: The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.
Present principal occupation or employment: The principal business of AVP XII LP is to act as the general partner of AVF XII, and the principal business of AVP XIII is to act as the general partner of AVF XIII. The principal business of AVP XII LLC is to act as the general partner of AVP XII LP, and the principal business of AVP XIII LLC is to act as the general partner of AVP XIII LP. AVP XII Investment Committee Members and AVP XIII Investment Committee Members act as investment committee members of AVP XII LLC and AVP XIII LLC, respectively, and as managing directors or investment committee members of a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Each of AVF XII, AVP XII LP, AVF XIII and AVP XIII LP, are limited partnerships organized under the laws of the State of Delaware. Each of AVP XII LLC and AVP XIII LLC is a limited liability company organized under the laws of the State of Delaware. Each AVP XIII Committee Member is a US citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 26, 2024, AVF XIII purchased 6,383,731 shares of Series A Preferred Stock of the Issuer at a purchase price of $7.0492 per share. The number of shares reflects a 2.349723 to 1 reverse stock split effective immediately prior to the closing of the initial public offering of the Issuer ("IPO"). Each of the shares of Series A Preferred Stock converted into shares of Common Stock at the closing of the Issuer's IPO.

On November 12, 2024, each of AVF XII and AVF XIII purchased 1,139,951 shares of Series B Preferred Stock of the Issuer at a purchase price of $11.8426 per share. The number of shares reflects a 2.349723 to 1 reverse stock split effective immediately prior to the closing of the IPO. Each of the shares of Series B Preferred Stock converted into shares of Common Stock at the closing of the Issuer's IPO.

On February 3, 2025, AVF XII purchased 1,432,224 shares of Common Stock and AVF XIII purchased 789,998 shares of Common Stock, both at a purchase price of $18.00 per share, from the underwriters of the Issuer's IPO.

The working capital of AVF XII or AVF XIII, as applicable, was the source of the funds for the purchases.

No part of the purchase price paid by AVF XII or AVF XIII, as applicable, was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid by for securities purchased in the above-listed transactions is as follows:

AVF XII: $39,280,029.84
AVF XIII: $72,719,961.84

## Item 4. Purpose of Transaction
Purpose of transaction: AVF XII, AVF XIII and the other Reporting Persons acquired the Common Stock for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF XII, AVF XIII and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount beneficially owned:

AVF XII is the record owner of 18,503,128 shares of Common Stock ("AVF XII Record Shares"). AVP XII LP, as the sole general partner of AVF XII LP, may be deemed to beneficially own the AVF XII Record Shares. AVP XII LLC, as the sole general partner of AVP XII LP, may be deemed to beneficially own the AVF XII Record Shares.

AVF XIII is the record holder of 8,313,680 shares of Common Stock ("AVF XIII Record Shares"). AVP XIII LP, as the sole general partner of AVF XIII LP, may be deemed to beneficially own the AVF XIII Record Shares. AVP XIII LLC, as the sole general partner of AVF XIII LP, may be deemed to beneficially own the AVF XIII Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the AVP XII Investment Committee Members and direct and indirect general partners of AVF XII may be deemed to share the power to direct AVF XII Record Shares, and each of the AVP XIII Committee Members and direct and indirect general partners of AVF XIII may be deemed to share the power to direct AVF XIII Record Shares (collectively the "Record Shares").

Berns is also the record owner of 957,559 shares of common stock of the Issuer ("Berns Stock") and is the holder of options to purchase 223,430 shares of common stock, of which 18,619 are exercisable now and within the next 60 days. Burow is the holder of options to purchase 148,953 shares of common stock, of which 12,412 are exercisable now and within the next 60 days.

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person (other than Berns and Burow) is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 105,326,848 shares outstanding after underwriters allotment which was exercised (as confirmed by the Issuer). The Berns Stock is included in percentage of shares reported by Berns. Vested options are also included in the shares reported for Berns and Burow, respectively.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
AVF XII and AVF XIII are parties to that certain Second Amended and Restated Investors' Rights Agreement, dated November 12, 2024 (the "Investor Rights Agreement"), which is attached as Exhibit 10.12 to the Issuer's Form S-1/A filed on January 27, 2025. Effective as of the closing of the Issuer's IPO, the covenants relating to delivery of financial statements and inspection rights set forth in Section 3 were terminated and rights of first offer were terminated. Pursuant to the Investor Rights Agreement, AVF XII and AVF XIII have certain registration rights with respect to their Common Stock. Specifically, the Issuer has granted demand, piggyback and Form S-3 registration rights, which will terminate upon the earlier of (i) with respect to each stockholder, such date on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act of 1933, as amended, (ii) the occurrence of a deemed liquidation event, as defined in the Issuer's amended and restated certificate of incorporation, as currently in effect, and (iii) the fifth anniversary of the IPO.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

AVF XII, AVF XIII, Burow and Berns have entered into lock-up agreements with the underwriters of the Issuer's IPO pursuant to which AVF XII, AVF XIII, Burow and Berns have generally agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 180 days after February 3, 2025, except with the prior written consent of BofA Securities , Goldman Sachs & Co. LLC, Evercore ISI, Guggenheim Securities and Cantor.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1- Agreement of Joint Filing

Exhibit 2- Agreement of Joint Filing

Exhibit 3- Seconded Amended and Restated Investors' Rights Agreement, dated November 12, 2024, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form S-1/A, as filed with the Securities and Exchange Commission on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/2040807/000119312525004504/d900229dex1011.htm

Exhibit 4- Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on January 27, 2025).
https://www.sec.gov/Archives/edgar/data/2040807/000119312525012756/d900229dex11.htm

## Signatures
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, L.P., its General Partner (02/10/2025)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (02/10/2025)
- ARCH Venture Fund XII, L.P.: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (02/10/2025)
- ARCH Venture Partners XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (02/10/2025)
- ARCH Venture Partners XII, L.P.: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (02/10/2025)
- ARCH Venture Partners XII, LLC: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (02/10/2025)
- ARCH Venture Fund XIII, L.P.: ARCH Venture Partners XIII, L.P., its General Partner (02/10/2025)
- ARCH Venture Fund XIII, L.P.: ARCH Venture Partners XIII, LLC, its General Partner (02/10/2025)
- ARCH Venture Fund XIII, L.P.: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/10/2025)
- ARCH Venture Partners XIII, L.P.: ARCH Venture Partners XIII, LLC, its General Partner (02/10/2025)
- ARCH Venture Partners XIII, L.P.: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/10/2025)
- ARCH Venture Partners XIII, LLC: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/10/2025)
- Kristina Burow: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Kristina Burow (02/10/2025)
- Keith Crandell: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Keith Crandell (02/10/2025)
- Steven Gillis: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Steven Gillis (02/10/2025)
- Robert Nelsen: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (02/10/2025)
- Paul Berns: /s/ Mark McDonnell, ** Mark McDonnell, as Attorney-in-Fact for Paul Berns (02/10/2025)
Comment: ** This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.4 to the Form 3 relating to the beneficial ownership of shares of Metsera, Inc. by the Reporting Persons filed with the Securities Exchange Commission on January 31, 2025 and incorporated herein in its entirety by reference.